SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated May 2, 2003



                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)

                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                          Table of Documents Submitted

Item
----

1. Press Release Regarding the Revised Forecast of Consolidated Business Results under Japanese GAAP for the Fiscal Year Ended March 31, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KABUSHIKI KAISHA MILLEA
                                            HOLDINGS
                                            (Millea Holdings, Inc.)


May 2, 2003                             By:     /s/ TETSUYA UNNO
                                            ----------------------------------
                                            General Manager of Corporate Legal
                                              and Risk Management Department

                                                                          Item 1


(English translation)

May 1, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

Subject: Revised forecast of consolidated business results under Japanese GAAP for the fiscal year ended March 31, 2003

Millea Holdings, Inc. (the "Company") hereby announces that it has revised its previous forecast of its consolidated business results under Japanese GAAP for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) as follows. The previous forecast was made public on December 3, 2002.

1. Revised forecast of consolidated business results for the fiscal year ended March 31, 2003

                                                             (Billion yen)
 --------------------------- --------------- --------------- -------------
                             Ordinary income Ordinary profit  Net income
 --------------------------- --------------- --------------- -------------
 Previous forecast (A)           2,825            148             88
 --------------------------- --------------- --------------- -------------
 Revised forecast (B)            2,930            100             56
 --------------------------- --------------- --------------- -------------
 Difference (B-A)                  105           - 48           - 32
 --------------------------- --------------- --------------- -------------
 Rate of increase / decrease        3.7%         - 32.4%        - 36.4%
 --------------------------- --------------- --------------- -------------

2. Reasons for the revision

(A) Due to the impact of declines in the Japanese stock market, the Company expects to incur a loss on devaluation of securities in the amount of approximately 110 billion yen for the fiscal year ended March 31, 2003.

(B) In preparing its consolidated financial statements for the year ended March 31, 2003, the Company has adopted the purchase method of accounting as defined in the "Accounting Committee Research Report No. 6 Consolidation Procedures for Full Parent-subsidiary Relationship Established Utilizing Share Exchange and Transfer System (Japanese Institute of Certified Public Accountants, August 31, 2000, last amended February 14, 2001)." As a result, the amount of the loss on devaluation of securities is computed using the book value of those securities for purposes of applying the purchase method of accounting. Accordingly, while the Company expects to incur a loss on devaluation of securities on a consolidated basis for the fiscal year ended March 31, 2003, it does not expect a corresponding loss to be reflected in the non-consolidated financial statements of its subsidiaries.

The Company does not expect to revise its previous forecasts of business results for its subsidiaries, The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited, for the fiscal year ended March 31, 2003.



For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 81-3-6212-3341

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 81-3-6212-3343